1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

May 11, 2010

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File Nos. 033-12113, 811-05028

Dear Mr. Thompson:

In an April 15, 2010 telephone conversation with me, you communicated the Securities and Exchange Commission staff’s (the “Staff”) comments on Post-Effective Amendment No. 171 (“PEA 171”) to the registration statement under the Securities Act of 1933, as amended, and Amendment No. 220 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of the Registrant, as filed on February 26, 2010, to register Institutional Class, Class P, Administrative Class, Class D, Class A, Class C and Class R shares of the PIMCO CommoditiesPLUS Strategy Fund and Institutional Class, Class P, Administrative Class and Class D shares of the PIMCO CommoditiesPLUS Short Strategy Fund, each a new series of the Registrant (each a “Fund,” collectively the “Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Summary Sections of the Prospectuses

Fees and Expenses of the Fund

Comment 1: Revise the narrative preceding each Fee Table by removing references to the separate classes of the Fund such that the narrative states, “[t]his table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.”

Response: Comment accepted.

Comment 2: To the extent a Fund uses sub-captions for the “Other Expenses” line item of the Fee Table, include a total amount for “Other Expenses” per Instruction 3(c)(iii) to Item 3 of Form N-1A.

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Brion R. Thompson May 11, 2010 Page 2

Response: Comment accepted.

Comment 3: Since PIMCO is a party to both agreements discussed in footnotes 1 and 2 to each Fee Table (i.e., the organizational expense waiver and the Subsidiary fee waiver) , please combine the footnotes into a single footnote and make an effort to shorten and revise the footnotes for plain English readability.

Response: As each footnote describes a separate contractual agreement between the Fund and PIMCO (the adviser to both the Funds and each Subsidiary), the Registrant believes it is appropriate to disclose the nature of each separate agreement via separate footnotes to the Fee Table. Combining the disclosure relating to both agreements into a single footnote could potentially confuse investors or otherwise fall short in the Registrant’s attempt to provide clear, concise summary disclosure of the agreements in the context of the Fee Table. However, in consideration of the Staff’s comment, the Registrant has reviewed each footnote and shortened the language where appropriate.

Comment 4: Please confirm whether the PIMCO CommoditiesPLUS Short Strategy Fund’s “Other Expenses” will reflect estimated interest expense.

Response: Confirmed. Both Funds have estimated their respective interest expense for the current fiscal year and have added disclosure to the Fee Table regarding the Fund’s estimated interest expense for the current fiscal year.

Principal Investment Strategies

Comment 5: Please shorten each Principal Investment Strategies section and move any excess disclosure to those sections of the Prospectus responsive to Item 9(b) of Form N-1A.

Response: The Registrant has reviewed each Fund’s Principal Investment Strategies section and has shortened this section where appropriate.

Principal Risks

Comment 6: Please shorten each Principal Risks section and move any excess disclosure to those sections of the Prospectus responsive to Item 9(c) of Form N-1A.

Response: The Registrant has reviewed each Fund’s Principal Risks section and has shortened this section where appropriate.

Brion R. Thompson May 11, 2010 Page 3

Summary of Other Important Information Regarding Fund Shares

Comment 7: Please confirm whether there is any minimum subsequent investment amount applicable to purchases of Institutional Class, Class P or Administrative Class shares of a Fund that should be disclosed in the Purchase and Sale of Fund Shares section. Currently, a minimum subsequent investment amount is only disclosed with respect to Class A, C, D and R shares.

Response: There is no minimum subsequent investment amount applicable to purchases of Institutional Class, Class P or Administrative Class shares of the Funds. The Registrant believes its current disclosure is consistent with the requirements of Item 6(a) of Form N-1A.1

Comment 8: Please clarify the Tax Information section to indicate that investments in tax-deferred arrangements (e.g., 401(k) plans or IRAs) are taxable to the investor at a future date (e.g., when the shareholder withdraws assets from the tax-deferred account).

Response: The Registrant believes its current disclosure is consistent with the requirements of Item 7 of Form N-1A. As you know, Item 7 requires disclosure regarding the tax status of a fund’s distributions and does not relate to the tax status of capital redemptions from tax-deferred accounts at a later date.2 In consideration of the Staff’s comment, the Registrant has reviewed its current disclosure and believes the use of the phrase “tax-deferred” adequately informs investors that investments through such arrangements are not tax-free, but that applicable taxes are deferred to a later date.

Non-Summary Sections of the Prospectuses

Comment 9: Please identify which section(s) of the Prospectus provides the information required by Items 9(a) and 9(b) of Form N-1A.

[1]

Item 6(a) of Form N-1A provides, “[d]isclose the Fund’s minimum initial or subsequent investment requirements.” As the Funds do not impose a minimum subsequent investment with regard to purchases of Institutional Class, Class P or Administrative Class shares, there is no minimum amount to disclose in this section of the Prospectus.

[2]

Item 7 of Form N-1A provides, “[s]tate, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income. For a Fund that holds itself out as investing in securities generating tax-exempt income, provide, as applicable, a general statement to the effect that a portion of the Fund’s distributions may be subject to federal income tax.”

Brion R. Thompson May 11, 2010 Page 4

Response: With regard to Item 9(a) disclosure, the Registrant currently states each Fund’s investment objective at the beginning of each “Fund Summary” section of the Prospectus under the heading “Investment Objective.” The “Characteristics and Risks of Securities and Investment Techniques—Changes in Investment Objectives and Policies” section of the Prospectus indicates that each Fund’s investment objective is non-fundamental and may be changed without shareholder approval.

With regard to Item 9(b)(1) disclosure, the Registrant currently describes each Fund’s principal investment strategies, including the particular types of securities in which the Fund principally invests, in each “Fund Summary” section of the Prospectus under the heading “Principal Investment Strategies.” With regard to Instruction 6 to Item 9(b)(1), the Registrant includes disclosure regarding temporary defensive positions under the “Characteristics and Risks of Securities and Investment Techniques—Temporary Defensive Strategies” section of the Prospectus. With regard to Instruction 7 to Item 9(b)(1), the Registrant includes disclosure regarding portfolio turnover under the “Characteristics and Risks of Securities and Investment Techniques—Portfolio Turnover” section of the Prospectus. With regard to Item 9(b)(2) disclosure, the Registrant explains in general terms how the portfolio manager decides which securities to buy and sell in each Fund’s “Fund Summary—Principal Investment Strategies” section and includes additional disclosure under the “Characteristics and Risks of Securities and Investment Techniques” section, in particular the “Securities Selection” subsection.

General Comments to the Registration Statement

Comment 10: The Statement of Additional Information disclosure relating to each Fund’s Subsidiary states that, except with respect to investments in commodity-linked swap agreements and other commodity-linked derivative instruments, each Subsidiary will generally be subject to the same fundamental, non-fundamental and certain other investment restrictions as the Subsidiary’s parent Fund. Please confirm, on a supplemental basis, that each Subsidiary will comply with the requirements of the 1940 Act to the same extent as the Funds, specifically that: (i) Section 15 of the 1940 Act applies to each Subsidiary’s relationship with Pacific Investment Management Company LLC, the investment adviser to each Subsidiary; (ii) each Subsidiary’s board of directors will comply with the requirements of Section 16 of the 1940 Act; and (iii) each Subsidiary has policies relating to, and otherwise complies with, the requirements of Section 8 of the 1940 Act.

Brion R. Thompson May 11, 2010 Page 5

Response: With regard to Comments 10 through 13, the Registrant’s responses, set forth below, are similar to its responses provided to similar comments on the Registrant’s Post-Effective Amendment Nos. 126 and 133.3

Each Subsidiary has adopted the same fundamental and non-fundamental investment restrictions as its parent Fund. Each Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits a Fund from doing indirectly “through or by means of any other person” (i.e. the Subsidiary) what it is prohibited from doing directly. As such, each Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause its parent Fund to violate Section 48(a).4

Comment 11: Please confirm whether each Subsidiary will consolidate its financial statements with the financial statements of the Subsidiary’s parent Fund.

Response: Confirmed. Each Subsidiary will consolidate its financial statements with those of the parent Fund. The Registrant is relying in part on a letter to Brian D. Bullard, Chief Accountant of the Division of Investment Management, dated October 24, 2006 (the “Letter”), wherein the Registrant notified the Office of Chief Accountant of the Registrant’s intent to consolidate a similar subsidiary in the PIMCO CommodityRealReturn Strategy Fund’s financial statements, a separate series of the Registrant similar to the Funds. In a subsequent conversation with the Registrant, the Office of Chief Accountant acknowledged that it did not object to the Registrant’s conclusions with respect to consolidation as outlined in the Letter. The Registrant acknowledges that its position with respect to consolidation has not changed from its position described in the Letter. As such, the Registrant continues to believe that its decision to consolidate is appropriate under GAAP.

[3]

See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 126, at comments 10-14 (July 26, 2007); see also Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 133, at comment 14 (April 28, 2008).

[4]

For example, if a Fund were to cause its Subsidiary to engage in investment activities prohibited by the Fund’s fundamental investment restrictions without first obtaining shareholder approval, the Fund would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

Brion R. Thompson May 11, 2010 Page 6

Comment 12: Each Subsidiary should file with the SEC a consent to service of process and should also consent to the examination of its books and records by the Staff.

Response: Comment accepted. Each Subsidiary will undertake to file with the Staff a consent to service of process and an examination of its books and records.5

Comment 13: Each Subsidiary should execute the Registrant’s post-effective amendments to its registration statement.

Response: Each Subsidiary is not required to execute the Registrant’s post effective amendments. Each Subsidiary is not offering any securities in the United States, nor is a Subsidiary a co-issuer of its parent Fund’s securities.

Each Subsidiary is organized solely for the purpose of providing its parent Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with an Internal Revenue Service (“IRS”) revenue ruling, which limited the Funds’ ability to gain exposure to the commodities markets through investments in commodity-linked swap agreements.6

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under United States law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The Staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).7 In each of the Conduit Letters, the subsidiaries were

[5]

Each Subsidiary proposes to submit to jurisdiction in the United States by filing an exhibit to the Registrant’s registration statement substantively similar to Form F-X under the Securities Act of 1933, as amended, that designates the Registrant its agent in the United States to accept service of process in any suit, action, or proceeding before the Commission or an appropriate court. We note that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).

[6]

The Registrant notes that the Funds may also enter into commodity-linked swap agreements directly, but are limited in their ability to do so by the IRS revenue ruling. Furthermore, as currently disclosed, the IRS issued private letter rulings to similar funds in which the IRS specifically concluded that income derived from a fund’s investment in its subsidiary will constitute qualifying income to the fund.

[7]

See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

Brion R. Thompson May 11, 2010 Page 7

established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that each Subsidiary is not offering its securities in the United States in violation of Section 7(d).8

Registrant also believes that each Subsidiary is not a co-issuer of its parent Fund’s securities and is therefore not required to sign the Fund’s post-effective amendments. Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the Staff requires the acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act of 1933]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also

[8]

We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of each Fund’s assets invested in its Subsidiary. For instance, each Fund invests a limited amount of its assets in its Subsidiary and each Fund is limited by the Internal Revenue Code diversification requirements applicable to registered investment companies (limiting a Fund’s investment in its Subsidiary to 25% of total assets at quarter-end). Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets is invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

A Fund’s investment in its Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve each Fund’s investment objective in light of an IRS revenue ruling rather than to create a foreign investment vehicle to be marketed to U.S. investors. In addition, the concerns underlying Section 7(d) may be addressed through enforcement of the 1940 Act against the Funds, which are registered under the 1940 Act and subject to Section 48(a) thereunder.

Brion R. Thompson May 11, 2010 Page 8

deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.9

Each Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that a Fund’s investment in its Subsidiary is a limited part of the Fund’s overall investment strategy. The “chief part” of a Fund’s business is not the purchase of the securities of its Subsidiary and the sale of its own securities. Rather, a Fund’s assets are typically invested outside the Subsidiary. As noted above, only a limited portion of a Fund’s assets are invested in its Subsidiary. Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.10 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that a Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement. Should a Fund’s investment in its Subsidiary ever become the chief part of its business, the Subsidiary will undertake to sign the Fund’s registration statement as requested.

Although a Subsidiary is not required to sign the registration statement, Registrant believes that the Commission and Staff will be able to adequately supervise and assert jurisdiction over the activities of each Subsidiary if necessary for the protection of Fund investors. First, as noted above, each Subsidiary will not be able to engage in any activity that would cause its parent Fund to violate the 1940 Act pursuant to Section 48(a). Second, although each Subsidiary is organized in the Cayman Islands, all of their activities, including investment management, takes place in the United States. Each Subsidiary’s books and records are maintained in the United States, together with the parent Fund’s books and records, in

[9]

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992)(outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

[10]

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987)(Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

Brion R. Thompson May 11, 2010 Page 9

accordance with Section 31 of the 1940 Act and the rules thereunder. Custody of each Subsidiary’s assets is maintained in the United States with the Funds’ custodian in accordance with Section 17(f) and the rules thereunder. As noted in response to Comment 12, each Subsidiary will undertake to file a consent to service of process and an examination of its books and records.

Comment 14: In the Statement of Additional Information, please provide the governance disclosure pursuant to the SEC release, Proxy Disclosure Enhancements, Securities Act Release 9089 (Dec. 16, 2009).

Response: Comment accepted.

Comment 15: To the extent a Fund will file and use a summary prospectus which incorporates other documents by reference, please provide on a supplemental basis an example of the legend the Registrant intends to use at the beginning of the summary prospectus pursuant to Rule 498(b)(1)(v). It is the Staff’s position that the summary prospectus legend may only incorporate by reference the Fund’s Statutory Prospectus and Statement of Additional Information, and may not incorporate by reference financial statements contained in a shareholder report.

Response: As the Funds are new series of the Registrant that have not yet commenced operations, the Funds do not yet have a shareholder report to incorporate by reference into the Fund’s summary prospectus. Accordingly, the Registrant intends to use the following legend in each Fund’s initial summary prospectus:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at www.[ ].com/prospectuses. You can also get this information at no cost by calling 1-866-414-6349 or by sending an email request to Orders@MySummaryProspectus.com. The Fund’s prospectus, dated May 12, 2010, as supplemented, and Statement of Additional Information, dated October 1, 2009, as supplemented, are incorporated by reference into this Summary Prospectus.

The Registrant respectfully notes that each Fund reserves the right to incorporate by reference into its summary prospectus any information from the Fund’s reports to shareholders under Rule 30e-1 that the Fund has incorporated by reference into the Fund’s Statutory Prospectus, as expressly permitted by Rule 498(b)(3)(ii), provided the Fund complies with each provision of Rule 498(b)(3)(ii)(A)-(C).

Brion R. Thompson May 11, 2010 Page 10

*            *             *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 171 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

May 11, 2010

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 33-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 220 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on February 26, 2010 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Adam T. Teufel at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow
Peter G. Strelow
Vice President

cc:	Brendan C. Fox
Adam T. Teufel
J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng